UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	Form 10-K	☐ Form 20-F	☐Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant DuraVest, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number) 1040 S. Milwaukee Ave, Suite 250

City, State and Zip Code Wheeling, Illinois 60090

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to compile the requisite financial data and other narrative information necessary to enable it to complete the Company's Quarterly Report on Form 10-QSB by May 15, 2007, the required filing date, without unreasonable effort or expense.  As the Company has reported previously in numerous Forms 8-K and a previous Form 12b-25, due to various factors, chiefly among them the delays in obtaining audited financial statements from its Bio-Magnetic Therapy Systems Inc. (“BMTS”) subsidiary, the Company has not been able to file its Annual Report on Form 10-KSB for the years ended December 31, 2005 and December 31, 2006 and its Quarterly Reports on Form 10-QSB for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 with the Securities Exchange Commission (“SEC”) as of yet.

As previously reported, the Company mailed a letter to the SEC Office of the Chief Accountant (“OCA”) on March 27, 2007, seeking the views of the OCA on various financial statement issues that the Company is facing as it seeks to become current in its reporting obligations (the “OCA Letter”).  In addition, the Company has sought the OCA’s concurrence that it will not object if, in lieu of filing each individual Delinquent Report, the Company files with the Commission a comprehensive Form 10-KSB for the fiscal year ended December 31, 2006, which shall include, in addition to the information required to be included in the 2006 Form 10-KSB, all of the information that would otherwise be required to be filed in each of the Delinquent Reports.

On June 14, 2007, the OCA concurred to permit the Company to file a comprehensive Form 10-KSB.  Currently, the Company is attempting to resolve the financial statement matters reflected in the OCA Letter.  The insolvency of BMTS and the limited access to BMTS records continues to complicate the completion of the BMTS financial statements.

The Company’s management and the Company’s auditors believe that the Company could become current in its reporting obligations within two to three months following resolution of the issues with OCA.
SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Hendrik Hammje, CEO	International 011	417-600-6500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes  ☒ No

The Company has not filed its Annual Report on Form 10-KSB for the years ended December 31, 2005 and December 31, 2006 and its Quarterly Reports on Form 10-QSB for the quarters ended June 20, 2007, March 31, 2007, June 30, 2006 and September 30, 2006.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DuraVest, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 10, 2007	By	/s/ Hendrik Hammje
	Its	Hendrik Hammje, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).